UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 07)*

BlackRock Municipal 2020 Term Trust

(Name of Issuer)

Auction Rate Preferred

(Title of Class of Securities)

09249X

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09249X

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

185

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

185

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
FOOTNOTES

CUSIP No.	09249X

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America, N.A. 94-1687665

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

63

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

63

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
FOOTNOTES

CUSIP No.	09249X

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

122

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

122

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

Item 1.

(a)	Name of Issuer
BlackRock Municipal 2020 Term Trust

(b)	Address of Issuer’s Principal Executive Offices
100 Bellevue Parkway Wilmington, Delaware 19809

Item 2.

(a)	Name of Person Filing
Bank of America Corporation (“BAC”) Bank of America, N.A. (“BANA”) Blue Ridge Investments, L.L.C. (“Blue Ridge”)

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of BAC is:
Bank of America Corporate Center
100 N Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BANA is:
100 N Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of Blue Ridge is:
214 North Tryon Street
Charlotte, North Carolina 28255

(c)	Citizenship
BAC — Delaware BANA — United States Blue Ridge — Delaware

(d)	Title of Class of Securities
Auction Rate Preferred

(e)	CUSIP Number
09249X

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 185

(b)	Percent of class: 16.80%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 185

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 185

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

BAC, through its wholly-owned subsidiaries, BANA, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Blue Ridge, is engaged in providing a diverse range of financial services and products. Since settlements with the Securities and Exchange Commission and certain state agencies in 2008, Merrill Lynch and certain predecessors have worked with their customers and issuers of auction rate preferred securities to provide liquidity to the auction rate preferred securities market. This has included purchasing auction rate preferred securities from their customers and working with issuers so that they are able to redeem outstanding auction rate preferred securities. BAC’s efforts to work with issuers continue and may include working with the Issuer in the future.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

Date: February 14, 2017	By:	/s/ Ronnie Ojera
Name: Ronnie Ojera
Title: Attorney-In-Fact

Bank of America, N.A.

Date: February 14, 2017	By:	/s/ Ronnie Ojera
Name: Ronnie Ojera
Title: Vice President

Blue Ridge Investments, L.L.C.

Date: February 14, 2017	By:	/s/ Mary Kressler
Name: Mary Kressler
Title: Vice President

Footnotes:	Exhibit No. Description 99.1 Joint Filing Agreement

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)